March 27, 2002

Dear Fellow Investor,

     As we have in past years, we are sending you as our Annual Report, our Form 10-K that was filed with the Securities and Exchange Commission and press releases issued in connection with the pending acquisition of our cellular subsidiary by Verizon Wireless. We have done this to give you the most complete information possible about the financial activities of your corporation in the year 2001 and to save the cost of a glossy annual report that we believe is wasteful. We are sending it this year in advance of our Proxy Statement to get it to you on a timelier basis. We will soon be sending our Proxy Statement for your approval of the pending exchange of our cellular assets for an interest in a partnership controlled by Verizon Wireless. My family and I have pledged to vote our shares for this transaction--a number of shares in excess of 25% of the Company.

     As you can see from the press releases, we announced that we had entered into a contract to sell the cellular assets of our Price Communications Wireless subsidiary in a transaction that will eventually result in Price Communications Wireless owning stock in Verizon Wireless or its parent Company, Verizon Communications. We will be able to exchange our interest in the partnership controlled by Verizon Wireless for stock of Verizon Wireless upon the consummation of a qualifying Verizon Wireless IPO. Absent an IPO, after the passage of a four-year period we would receive stock of Verizon parent. In the interim, we will soon seek shareholder approval to exchange the business assets of Price Communications Wireless for a preferred partnership interest in a partnership controlled by Verizon Wireless, where we will be a limited partner and have certain management participation. When you receive a copy of our Proxy Statement it will explain in detail the transaction and time periods involved in its completion.

     As I have repeatedly stated, I believe that Verizon Wireless, a joint venture of Verizon Communications and Vodafone, is the best organized and best run wireless company in the United States and I am confident that this transaction will be consummated for the benefit of our shareholders, bondholders and the protection of our employees.

     On February 8, 2002 we filed with the Securities and Exchange Commission a combination Price Communications Corporation Proxy Statement and Verizon Communications Registration Statement on Form S-4 (which registers, in addition to the interest in the partnership controlled by Verizon Wireless, the Verizon Communications shares we will receive in the event that the Verizon Wireless IPO does not occur in a timely manner.) Upon completion of review by the Securities and Exchange Commission we will print the Proxy Statement and mail it to shareholders in expectation of a shareholder meeting in late May or early June to approve this transfer.

     The transaction has received all regulatory approvals including Federal Communications Commission and is subject to shareholder approval. I have received many questions as to whether the stock our Company ultimately receives in Verizon Wireless or Verizon Communications will in turn be distributed to the stockholders of Price Communications Corporation. As you will see in the forthcoming Proxy, under the current circumstances, your management would recommend to our Board of Directors a distribution to shareholders at the appropriate time (when the shares become available for such a distribution transaction). The Directors in their fiduciary capacity will consider events that occur between now and that time (which might be a number of years) in order to make their decision. Our Board would then make their recommendation to the shareholders for approval. The shareholders have expressed varying views as to the distribution of the Verizon shares and the liquidation of Price Communications, but I will recommend this and as a director, absent a change in circumstances, I plan to vote for it at that time.

     The continued growth of Price Communications Wireless' customer base under the difficult circumstances of the past year is a direct tribute to the more than seven hundred employees and more than forty store locations in our marketing areas in Alabama, Georgia, South Carolina and Florida. Our operating margins exceeded 50% for the year and I believe that is among the best if not the best in the industry. We continue to advocate strong cost controls even as we work to increase our penetration and revenue base in our market areas.

     As always, we look forward to receiving calls and letters from our stockholders and bondholders. If you own shares or bonds through your broker and would like to be added directly to our mailing list please let us know. Those who have been investors of Price Communications know that I will always try to return telephone calls and look forward to receiving them.

     As I said, you should be receiving within a month in addition to the Proxy Statement, an additional letter from me urging support of the transaction. We need 66 2/3% of our shares supporting it so each shareholder should remember to read and sign the proxy in the appropriate place and return it as instructed.

     Thank you for your continued interest and confidence in our Company and if you have any questions, please write.

                                           Sincerely,



                                           Robert Price
                                           President


     In connection with the sale of the cellular assets of Price Communications Wireless and the other related transactions, Price Communications, Verizon Communications and Verizon Wireless of the East L.P. have filed a joint proxy statement/prospectus with the Securities Exchange Commission. Investors are urged to read the entire joint proxy statement/prospectus because it contains important information. Investors can obtain a free copy of these and any other documents filed with the Securities and Exchange Commission at the Web site of the Securities and Exchange Commission (www.sec.gov).

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     For information concerning participants in Price Communications' solicitation of proxies for shareholder approval of the transaction, see the joint proxy statement/prospectus filed with the Securities and Exchange Commission, which document is available in the same manner as described above.